UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

EnerJex Resources, Inc.

Full name of registrant:

Former name if applicable:

27 Corporate Woods, Suite 350, 10975 Grandview Drive

Address of principal executive office (Street and number):

Overland Park, KS 66210

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Company was delayed in confirming financial information related to its borrowing base redetermination from Texas Capital Bank necessary to complete the Form 10-Q for the quarter  ended  June 30, 2009 (fiscal 2010) prior to the prescribed due date of August 14, 2009. The Company currently expects to file its Form 10-Q for the quarter ended June 30, 2009 on or before the 5th calendar day following the prescribed due date for the filing of the Company’s Form 10-Q.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dierdre P. Jones	(913)	754-7754
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report approximately $1.4 million of revenues for the quarter ended June 30, 2009 compared to revenues of approximately $1.7 million for the same quarter in 2008. The Registrant expects to report net income for the quarter ended June 30, 2009 of approximately $436,000, as compared to a net loss in the comparable period of 2008 of approximately $632,000.

EnerJex Resources, Inc

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2009	By:	/s/ Dierdre P. Jones
Dierdre P. Jones, Chief Financial Officer